UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.6)

Platinum Group Metals Ltd.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

72765Q882

(CUSIP Number)

COPY TO:

Joshua Beiser

Senior Investment Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 3, 2021

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72765Q601	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,000,000
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 7,000,000
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on January 10, 2013 (the “Schedule 13D”), as it has been amended from time to time, with respect to the shares of common stock, no par value, of Platinum Group Metals Ltd. (the “Issuer” or “Platinum Group”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended with respect to Schedule A, updating the Executive Officers of LMMH and its beneficial owners.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately following the last paragraph of Item 3.

On June 3, 2021, LMMH sold 157,438 Common Shares of the Issuer at a price of US$3.97 per Common Share in the public market for gross proceeds of US$625,028.86.

Item 4.	Purpose of Transaction

No Modification

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and (b) are hereby amended and restated as follows:

(a) On, June 3, 2021, LMIH disposed of 157,438 shares. Following the sale on June 3, 2021 and subsequent day’s sale, LMMH currently holds 7,000,000 Common Shares representing 9.45% of the 74,036,413 current issued and outstanding Common Shares as disclosed on the Issuer’s latest financial statements.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 7,000,000 Common Shares. LMMH has no shared power to either vote or dispose of the shares.

(c) During the 60 days preceding the date of this report, the Reporting Person sold and purchased the following shares of the Issuer’s Common Shares and Warrants.:

Reporting Person	Date Sold	Quantity	Price Per Share
LMMH	May 26, 2021	12,110	US$	4.22
LMMH	May 27, 2021	121,165	US$	4.16
LMMH	May 28, 2021	50,000	US$	4.29
LMMH	June 1, 2021	84,531	US$	4.35
LMMH	June 2, 2021	153,843	US$	4.13
LMMH	June 3, 2021	157,438	US$	3.97
LMMH	June 4, 2021	154,188	US$	4.06

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: June 7, 2021	By:	/s/ Damon Barber
Damon Barber
Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Neeti Bhalla Johnson	Paul Mitrokostas	Christopher L. Peirce
President	Senior Vice President	Executive Vice President and
Citizenship: U.S.A.	Citizenship: U.S.A.	Chief Financial Officer
Citizenship: U.S.A.

Mark C. Touhey	James F. Kelleher	Edward Pena
Executive Vice President	Executive Vice President	Assistant Treasurer
and Secretary	Citizenship: U.S.A.	Citizenship: U.S.A.
Citizenship: U.S.A.

Damon Barber	Caury Baily	Michael P. Russell
Vice President	Vice President and	Treasurer
Citizenship: U.S.A.	Assistant Treasurer	Citizenship: U.S.A.
Citizenship: U.S.A.

Thomas Lovvoll	Gwen B. Steele	James Closson
Vice President	Assistant Treasurer	Vice President
Citizenship: U.S. A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	Mark C. Touhey Executive Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.

Edward Pena Executive Vice President and Treasurer Citizenship: U.S.A.	Alison B. Erbig Executive Vice President and Comptroller Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Executive Vice President and Secretary Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President Citizenship: U.S.A. James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A. Mark C. Touhey Executive Vice President and Secretary Citizenship: U.S.A.

Anthony G. Martella, Jr. Executive Vice President and Corporate Actuary Citizenship: U.S.A.	Edward Pena Executive Vice President and Treasurer Citizenship: U.S.A.	Alison B. Erbig Executive Vice President and Comptroller Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long	Nancy W. Quan	Francis A. Doyle, III
Chairman of the Board,	Chief Technical and Innovation	President and Chief Executive
President and Chief Executive Officer	Officer	Officer
c/o Liberty Mutual Holding Company	The Coca-Cola Company	Connell Limited Partnership
Inc.	c/o Liberty Mutual Holding	c/o Liberty Mutual Holding
Citizenship: U.S.A.	Company Inc.	Company Inc.
	Citizenship: U.S.A.	Citizenship: U.S.A.

John P. Manning	Thomas J. May	Myrtle Stephens Potter
Chairman, President and Chief	Retired Chairman, President	Chief Executive Officer
Executive Officer	and Chief Executive Officer	Sumitovant Biopharma Inc.
Boston Capital Corporation	Eversource Energy	c/o Liberty Mutual Holding
c/o Liberty Mutual Holding Company	c/o Liberty Mutual Holding	Company Inc.
Inc.	Company Inc.	Citizenship: U.S.A.
Citizenship: U.S.A. & Ireland	Citizenship: U.S.A.
Martin P. Slark
Ellen A. Rudnick	Angel A. Ruiz	Retired Chief Executive Officer
Senior Advisor, Polsky Center for	Chairman, MediaKind	Molex LLC
Entrepreneurship and Innovation,	c/o Liberty Mutual Holding	c/o Liberty Mutual Holding
University of Chicago	Company Inc.	Company Inc.
c/o Liberty Mutual Holding Company	Citizenship: U.S.A.	Citizenship: U.S.A. & United
Inc.		Kingdom
Citizenship: U.S.A.

Eric A. Spiegel	William C. Van Faasen	Annette M. Verschuren, O.C.
Retired President and Chief Executive	Chairman Emeritus,	Chair and Chief Executive Officer,
Officer	Blue Cross and Blue Shield of	NRStor Inc.
Siemans Corporation	Massachusetts, Inc.	c/o Liberty Mutual Holding
c/o Liberty Mutual Holding Company	c/o Liberty Mutual Holding	Company Inc.
Inc.	Company Inc.	Citizenship: Canada
Citizenship: U.S.A.	Citizenship: U.S.A.

Joseph L. Hooley	George Serafeim
Retired Chairman and former	Charles M Williams Professor of
Chief Executive Officer,	Business Administration,
State Street Corporation	Harvard Business School
c/o Liberty Mutual Holding Company	c/o Liberty Mutual Holding
Inc.	Company Inc.
Citizenship: U.S.A.	Citizenship: U.S.A.